Exhibit 3.4

CERTIFICATE OF INCORPORATION

OF

MISONIX OPCO, INC.

Under Section 402 of The Business Corporation Law

FIRST: The name of the corporation is Misonix OpCo, Inc. (the “Corporation”).

SECOND: The office of Corporation is to be located in the County of Suffolk, State of New York.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Business Corporation Law, provided that the Corporation is not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body without such consent or approval first being obtained.

FOURTH: The aggregate number of shares that the Corporation shall have authority to issue is one hundred (100) shares of common stock, without par value.

FIFTH: The Secretary of State is designated as the agent of the Corporation upon whom process against the Corporation may be served. The post office address to which the Secretary of State shall mail a copy of any process accepted on behalf of the Corporation is: Misonix OpCo, Inc., 1938 New Highway, Farmingdale, New York 11735, Attn: President and Chief Executive Officer.

SIXTH: To the fullest extent permitted by the Business Corporation Law or any other applicable laws presently or hereafter in effect, no director of the Corporation will be personally liable to the Corporation or its shareholders for or with respect to any breach of his or her duties as a director of the Corporation. Any repeal or modification of this Article Sixth will not adversely affect any right or protection of a director of the Corporation existing immediately prior to such repeal or modification.

SEVENTH: Each person who is or was or had agreed to become a director, officer, employee or agent of the Corporation, or each such person who is or was serving or who had agreed to serve at the request of the Corporation as a director, officer, employee or agent of another organization or employee benefit plan, will be indemnified by the Corporation to the fullest extent permitted by the Business Corporation Law or any other applicable laws as presently or hereafter in effect. Without limiting the generality or the effect of the foregoing, the Corporation may enter into one or more agreements with any person that provide for indemnification greater or different than that provided in this Article Seventh. Any repeal or modification of this Article Seventh will not adversely affect any right or protection existing hereunder immediately prior to such repeal or modification.

SEVENTH: Any action to be taken by the shareholders by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

EIGHT: In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the Business Corporation Law, the Board of Directors is expressly authorized to make, alter, amend or repeal the bylaws of the Corporation, without any action on the part of the shareholders, but the shareholder may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. The Corporation may in its bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

NINTH: No shareholder of the Corporation will have any right, including any right under Section 622 of the Business Corporation Law, to purchase shares of capital stock of the Corporation sold or issued by the Corporation, except to the extent such a right may from time to time be set forth in a written agreement between the Corporation and such shareholder.